C. Robert Monroe 816.691.3351 DIRECT 816.412.8117 DIRECT FAX bob.monroe@stinson.com

March 25, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jessica Livingston Office of Financial Services
Re:	CrossFirst Bankshares, Inc. Draft Registration Statement on Form S-1 Submitted January 18, 2019 CIK No. 0001458412

Ladies and Gentlemen,

On behalf of CrossFirst Bankshares, Inc., a Kansas corporation  (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 26, 2019, with respect to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the SEC on January 18, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting to the SEC on a confidential basis a revised draft of the Draft Registration Statement (the “Revised Draft Registration Statement”).  For your reference, copies of this letter, along with both clean copies of the Revised Draft Registration Statement and copies marked to show all changes from the Draft Registration Statement, are being separately provided to the Staff.

In addition to revisions made in response to the Staff’s comments, the Revised Draft Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including (i) adding the Company's audited financial statements as of and for the year ended December 31, 2018, (ii) filling in blanks with respect to the Company's 2018 financial statements and for certain related financial information, (iii) updating certain pie charts and other charts and graphics to provide information as of or for the year ended December 31, 2018 and (iv) completing the executive compensation disclosure for the year ended December 31, 2018.

Set forth below are the Company’s responses to the Staff's comments. For the convenience of the Staff, we have restated in this letter each of the comments in the Staff's comment letter and numbered each of the responses to correspond to the numbers of the comments in the comment letter. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Draft Registration Statement.

STINSON.COM	1201 WALNUT STREET, SUITE 2900 • KANSAS CITY, MO 64106 816.842.8600 MAIN • 816.691.3495 FAX

Securities and Exchange Commission
March 25, 2019 Page 2
Draft Registration Statement on Form S-1 Submitted on January 18, 2019

Selected Historical Consolidated Financial and Operating Information
Selected Ratios, page 14

1.          Please revise the ratio of Non-GAAP core operating return on average common equity as of and for the year ended December 31, 2017 here and on page 18 under the title GAAP Reconciliation And Management Explanation Of Non-GAAP Financial Measures to be 3.11%, or advise why the current presentation is correct.

Response:

In response to the Staff’s comment, the Company has revised Non-GAAP core operating return on average common equity as of and for the year ended December 31, 2017 to be 3.11% on pages 14 and 18 of the Revised Draft Registration Statement.

Risk Factors
Fraudulent activity could damage our reputation, disrupt our businesses, increase our costs and cause losses, page 33

2.          Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised Draft Registration Statement to clarify that it has not experienced any material business or reputational harm as a result of fraudulent activities in the past.

We face a risk of noncompliance and enforcement action with respect to the Bank Secrecy Act..., page 38

3.          Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Revised Draft Registration Statement to clarify that it has not been subject to fines or other penalties, or suffered business or reputational harm, as a result of money laundering activities in the past.

Use of Proceeds, page 48

4.          We note your disclosure of intended uses for proceeds is limited to “general corporate purposes, including maintenance of required regulatory capital and to support our future growth.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, consider disclosing the amount of proceeds that you plan to use for the identified purposes as well as any additional plans for growth or changes to lending practices. In this regard, we note you describe your growth strategies on pages 2-4 without indicating the extent to which they will be funded with offering proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in instruction 7 to Regulation S-K Item 504. Also please note: (1) where you have no current specific plan for a significant portion of the proceeds, Item 504 requires that your disclosure discuss the principal reasons for the offering, and (2) Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Securities and Exchange Commission
March 25, 2019 Page 3
Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 48 of the Revised Draft Registration Statement to disclose that the principal reasons for conducting the offering are to increase its available cash resources, provide liquidity for its selling stockholders and create a public market for its common stock.

The Company respectively advises the Staff that, to date, the Company does not have any specific intended use of the proceeds of the offering other than to support maintenance of required regulatory capital and to support its future growth, as disclosed in the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of Financial Condition
Nonperforming Assets, page 71

5.          As of the most recent reported period, please expand the disclosure to provide the information regarding interest income pursuant to instruction 2 of Item III.C.1. of Guide III.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to provide the information regarding interest income required by instruction 2 with respect to nonaccrual loans on page 71 and with respect to troubled debt restructurings on page 74 of the Revised Draft Registration Statement.

Management
Board of Directors, page 124

6.          Please revise your director biographies for Messrs. Brenneman, Jones and Stogner to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response:

In response to the Staff’s comment, the Company has revised the director biographies for Messrs. Brenneman, Jones and Stogner on pages 125 and 128 of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2: Securities, page F-17

7.          Please expand the note to disclose the number of investment positions that are in an unrealized loss position pursuant to ASC 320-10-50-6 (b) 3.

Response:

In response to the Staff’s comment, the Company has revised the disclosure within Note 2: Securities on page F-19 of the Revised Draft Registration Statement to include the number of investment positions that are in an unrealized loss position pursuant to ASC 320-10-50-6 (b) 3.

Securities and Exchange Commission
March 25, 2019 Page 4
Note 14: Equity Based Compensation, page F-31

8.          Please expand the note to disclose the weighted-average period over which compensation cost related to nonvested awards not yet recognized are expected to be recognized pursuant to ASC 718-10-50-2 (i). In addition, please tell us why there is no deferred compensation expense recorded in the equity section for the unvested awards under the compensation plans.

Response:

In response to the Staff’s comment regarding compensation cost related to nonvested awards, the Company has revised the disclosure within Note 15: Equity Based Compensation of the Revised Draft Registration Statement to include the weighted-average period over which compensation cost related to the nonvested awards not yet recognized are expected to be recognized pursuant to ASC 718-10-50-2 (i). The disclosure can be found on page F-40 for stock settled appreciation rights; page F-42 for performance based restricted stock units; page F-43 for restricted stock units; page F-43 for restricted stock awards; and page F-43 for the employee stock purchase plan.

In response to the Staff’s comment regarding deferred compensation expense, the Company recorded $1.7 million in deferred compensation expense that was recorded in equity for unvested performance based restricted stock units, restricted stock awards, and restricted stock units through December 31, 2018. In addition, approximately $1.1 million of compensation expense recorded in the equity section relates to unvested stock settled appreciation rights. The Company provides the compensation expense recorded in the equity section for the year ended December 31, 2018 and 2017 within the Consolidated Statements of Stockholders’ Equity that can be found on page F-6 under “share-based compensation.”

Note 22: Stock Offering, page F-42

9.          We note the disclosure of private placements and employee plans that allow certain individuals to purchase common shares. Please provide a reconciliation of the related shares issued and proceeds recorded/collected (excluding expenses) to the consolidated statement of stockholders’ equity on page F-6 for the year ended December 31, 2017.

Response:

In response to the Staff’s comment, the Company has revised the disclosure within Note 23: Stock Offering to include a table on page F-53 that reconciles the related shares issued and proceeds recorded from private placements, warrants, and employee plans to the consolidated statements of stockholders’ equity on page F-6.

* * *

Securities and Exchange Commission
March 25, 2019 Page 5
If you or any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned by phone at 816.691.3351 or via email at bob.monroe@stinson.com or Scott Gootee of our office by phone at 816.691.3263 or via email at scott.gootee@stinson.com.

Sincerely,

Stinson Leonard Street LLP

/s/ C. Robert Monroe

C. Robert Monroe

cc:	Pamela Long
John Nolan
Christina Harley
Securities and Exchange Commission

David O'Toole, Chief Financial Officer, CrossFirst Bankshares, Inc.
Aisha Reynolds, General Counsel & Corporate Secretary, CrossFirst Bankshares, Inc.